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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2004

Commission File Number: 001-31561

WHEATON RIVER MINERALS LTD.

1560-200 Burrard Street
Vancouver, British-Columbia
V6C 3L6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.                Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON RIVER MINERALS LTD.
December 24, 2004
	By:	/s/ IAN TELFER Name: Ian Telfer Title: Chairman

WHEATON RIVER MINERALS LTD. Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Phone: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
December 23, 2004	American Stock Exchange: WHT

Wheaton River and Goldcorp Sign Definitive Agreement for Combination

Vancouver, British Columbia: December 23, 2004 — Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that it has signed a definitive agreement with Goldcorp Inc. for the previously announced combination of Wheaton River and Goldcorp. The combination will be effected through a share exchange take-over bid where Goldcorp will offer 1 common share of Goldcorp for every 4 common shares of Wheaton River.

Highlights of the combined company would include:

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  Production — 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce.

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  Growth — production expected to grow to 1.5 million ounces of gold by 2007.

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  Balance Sheet — strong balance sheet with over US$500 million in cash and gold bullion, with no debt.

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  Reserves — proven and probable reserves of 10.5 million ounces plus additional measured and indicated, and inferred resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged.

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  Liquidity — combined daily average trading liquidity of over US$60 million.

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  Market Capitalization — expected to be approximately US$5 billion.

"Goldcorp owns one of the richest gold mines in the world. The combination of Wheaton River and Goldcorp doubles gold production, maintains the lowest costs in the industry and provides a strong platform for future growth" said Ian Telfer, Chairman and Chief Executive Officer of Wheaton River.

"The new Goldcorp will have strong production growth, a very large treasury, no debt, no hedge, and importantly, it will be one of the world's lowest cost gold producers and will initially trade at per share multiples well below the industry average." It will be mining at its best: high margins, large profits, healthy diversification, an exciting future with strong entrepreneurial management" said Rob McEwen, Chairman and CEO of Goldcorp.

Wheaton River and Goldcorp have satisfactorily completed their due diligence investigations and the board of directors of Wheaton River has received an opinion from Merrill Lynch that the exchange ratio under the offer is fair, from a financial point of view, to Wheaton shareholders.

Based on a recommendation from the special committee of Wheaton River, comprised of Lawrence Bell, Doug Holtby (Chair) and Ian McDonald, the board of Wheaton River approved the definitive agreement and unanimously recommended that Wheaton River shareholders accept the Goldcorp offer and tender their common shares of Wheaton River to the offer. The offer will expire 35 days after it is made, unless extended by Goldcorp in accordance with the terms of the definitive agreement.

It is expected that the Goldcorp offer and Wheaton River's directors' circular will be mailed to Wheaton River shareholders before December 31, 2004. In addition to customary conditions, the offer will be subject to a minimum tender condition that two-thirds of the Wheaton River common shares outstanding at the expiry time of the offer are tendered to the offer. The offer will also be conditional on the approval of the issuance of the Goldcorp shares under the offer by a simple majority of votes cast by Goldcorp shareholders at a shareholders meeting scheduled for January 31, 2005.

Wheaton River will be entitled to a US$35 million termination fee if the Goldcorp shareholders do not approve the Goldcorp share issuance, or if the Goldcorp offer is not completed and an acquisition proposal (as defined in the definitive agreement) for Goldcorp is completed on or prior to September 30, 2005.

Under the definitive agreement, Mr. McEwen would remain the Chairman of the Board and Mr. Telfer would become President and Chief Executive Officer of the combined company. The board of directors would be comprised of ten members, of which five would be current directors of Wheaton River.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve know and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Wheaton River and Goldcorp, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. When the offer is commenced, Goldcorp will file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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For further information, please contact:

Julia Hasiwar
Manager, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia V6C 3L6

Telephone: 1-800-567 6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website: www.wheatonriver.com

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Wheaton River and Goldcorp Sign Definitive Agreement for Combination